[Perkins Coie LLP Letterhead]
April 20, 2007
VIA EDGAR FILING AND FEDERAL EXPRESS
Karl Hiller
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20002

Re:	Rocky Mountain Chocolate Factory, Inc.
Form 10-K for the Fiscal Year Ended February 28, 2006
Filed May 5, 2006
Form 10-Q for the Quarter Period Ended November 30, 2006
Filed January 5, 2007
File No. 0-19514
Dear Mr. Hiller:
     On behalf of Rocky Mountain Chocolate Factory, Inc. (the “Company”), we are transmitting the following responses of the Company to the comments of the Commission’s staff (the “Staff”) in regard to the Company’s Forms 10-K for the fiscal year ended February 28, 2006, and 10-Q for the quarterly period ended November 30, 2006, as set forth in your comment letter dated January 24, 2007 (the “Comment Letter”). These responses will supplement the Company’s responses provided in the response letter dated April 3, 2007 (the “First Response Letter”) and are based on the Company’s conversations with you on April 17, 2007.
     Our understanding is that the Staff would like additional responses to comments 1 and 2 in the Comment Letter. The responses set forth herein are based on information provided to this firm by the Company. For your convenience, we have numbered the comments as set forth in your letter, repeated such comments and set forth the Company’s response to each comment immediately below.
     With respect to the Staff’s comments on the Company’s previously filed Forms 10-K and 10-Q, we have responded to the comments and proposed new disclosure as part of this letter and request the Staff’s permission to allow the Company to comply with all applicable comments in future periodic filings only, rather than requiring the Company also to amend the previously filed

Mr. Karl Hiller
April 20, 2007

periodic reports. The Company believes that this approach is appropriate in light of the nature of the comments and the Company’s responses thereto, as well as the timing of the future filings. In this regard, the Company advises the Staff that it is an accelerated filer and therefore must file its Annual Report on Form 10-K for the year ended February 28, 2007 on or before May 14, 2007.
Form 10-K for the Fiscal Year Ended February 28, 2006
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 19
1.	We note the calculation underlying your measure of gross margin presented on page 20 appears to exclude depreciation and amortization. This would generally require the measure to be characterized as a non-GAAP measure, when such amounts are attributable to cost of sales. Therefore, you may need to either recalculate the measures depicted as gross margin, to reflect all costs of sales; or choose an alternate label for your non-GAAP measure and provide the disclosures required under Item 10(e) of Regulation S-K.

RESPONSE: The Company prefers to keep the adjusted measure rather than provide only GAAP gross margin. The Company proposes the following disclosure in its future filings:

“Adjusted gross margin is equal to gross margin minus depreciation and amortization expense. We believe adjusted gross margin is helpful in understanding our past performance as a supplement to gross margin and other performance measures calculated in conformity with accounting principles generally accepted in the United States (“GAAP”). We believe that adjusted gross margin is useful to investors because it provides a measure of operating performance and our ability to generate cash that is unaffected by non-cash accounting measures. Additionally, we use adjusted gross margin rather than gross margin to make incremental pricing decisions. Adjusted gross margin has limitations as an analytical tool because it excludes the impact of depreciation and amortization expense and you should not consider it in isolation or as a substitute for any measure reported under GAAP. Our use of capital assets makes depreciation and amortization expense a necessary element of our costs and our ability to generate income. Due to these limitations, we use adjusted gross margin as a measure of performance only in conjunction with GAAP measures of performance such as gross margin. The following table provides a reconciliation of adjusted gross margin to gross margin, the most comparable performance measure under GAAP:

Adjusted Gross Margin	$xx,xxx
Add: Depreciation and Amortization	xx,xxx

GAAP Gross Margin	$xx,xxx"

Mr. Karl Hiller
April 20, 2007

Financial Statements
Note 9-Operating Segments, page 39
2.	We note that you classify your business interests into two reportable segments: Franchising and Manufacturing. Previously you segregated Retail as a third reportable segment but now include the Retail segment in the Franchising segment. We also note your disclosure on page 32, stating that revenues derived from franchising represent collection of initial franchise fees and royalties from franchisees’ sales.

Since revenues from the company owned retail stores presumably represent sales of chocolates and other confectionery products directly to customers, please explain how you have met the aggregation criteria of SFAS 131, paragraph 17, to include activity of the Retail segment with that of the Franchising segment.

RESPONSE: The Company combines its retail store operation with its franchising operation because it views the retail store operation as an integral part of its franchising effort. As stated in the First Response Letter, the holding of retail operating units is not a separate significant business strategy. Rather, the retail stores provide an environment to test franchising initiatives such as testing new products and promotions, information technology, operating and training methods and merchandizing techniques. The retail stores and franchising operations also share common personnel. Store personnel participate in franchisee training and help open new franchises. As a result, the Company believes that it meets the aggregation criteria of SFAS 131, paragraph 17.
     The Company would greatly appreciate your prompt response to this letter. If you have any further comments or questions, please contact me at (303) 291-2314.

Very truly yours,
/s/ Sonny Allison

Sonny Allison

cc:	Nasreen Mohammed (U.S. SEC, Division of Corporation Finance)
Bryan Merryman (Rocky Mountain Chocolate Factory)
John Moore (Rocky Mountain Chocolate Factory
David Steiner (Ehrhardt Keefe Steiner & Hottman)